[SUTHERLAND ASBILL & BRENNAN LLP]

THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

                                 August 1, 2013

VIA EMAIL AND EDGAR
-------------------

Commissioners
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:      MEMBERS LIFE INSURANCE COMPANY
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-186477
                  -----------------------------------

Commissioners:

       On behalf of MEMBERS Life Insurance Company (the "Company"), this letter is being transmitted in connection with the filing of Pre-Effective Amendment No. 2 to the above-referenced Form S-1 Registration Statement (the "Amendment") for certain single premium deferred annuity contracts (the "Contracts") under the Securities Act of 1933, as amended. This letter sets forth the Company's responses to oral comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to outside counsel for the Company on July 23, 26 and 30, 2013, which comments pertain to certain Contract provisions and proposed prospectus disclosures. This letter supplements a separate letter filed as correspondence to the Amendment that sets forth the Company's responses to oral comments provided by the Staff to outside counsel for the Company on Pre-Effective Amendment No. 1 to the above-referenced Form S-1 Registration Statement (the "Response Letter").

       On July 23, 2013, outside counsel for the Company received oral comments from the Staff as noted below. For the Staff's convenience, each comment is set forth in full, followed by the Company's response.

    1. The Staff is concerned about the possibility of investor misunderstanding of losses that may result under the Contract given certain features in the Contract, including the Company's discretion to implement the minimum interest rate cap and the "locked in" nature of the Contract owner's investment given the duration of the Surrender Charge Period.
       The Staff recommends a bailout feature be added to the Contract so that a Contract owner can surrender the Contract under certain circumstances without the assessment of a Surrender Charge.

Commissioners
August 1, 2013
Page 2

       RESPONSE:
       --------

       In response to Staff comment, the Company has adopted a Bailout Provision substantially similar to the bailout feature included in the Allstate(TM) RightFit(SM) annuity contract issued by Allstate Life Insurance Company. The registration statement for the Allstate(TM) RightFit(SM) annuity contract became effective on March 16, 2012 (see File No. 333-178570). The Company has added a definition of the Bailout Provision to the Glossary and disclosure regarding the Bailout Provision under the "highlights - Bailout Provision," "fees and charges
       - Surrender Charge," and "access to your money - Bailout Provision" sections of the prospectus.

    2. Please include on the cover page of the prospectus below the paragraph that begins "[t]here are risks associated with the Contract," a numerical example explaining the monetary effect (i.e., how much a Contract owner may lose) in surrendering the Contract after successive years of down markets (e.g., declines in the S&P 500 Index of 10% or more) where the Contract owner has allocated money to the Growth Account only. Please include in such example the effect of applicable surrender charges and penalty taxes.

       RESPONSE:
       --------

       The Company has added the following example on the cover page of the prospectus as requested by the Staff:

          Please note that Contract Value you allocate to the Growth Account could decline by more than the Index Interest Rate Floor for the Growth Account, minus 10%, if the Index were to experience a significant decline in price for consecutive years. For example, if you were to allocate all of your Purchase Payment of $10,000 to the Growth Account, and the Index declined by an amount that triggered the Index Interest Rate Floor for the Growth Account for three consecutive years and you surrendered the Contract at the end of the third year, the Risk Control Account Value would be $7,290, and you would be charged an 8% Surrender Charge of $525, assuming no adjustment for any positive or negative MVA. This would result in a total Surrender Value of $6,765. If you were age 59 1/2 or younger at the time of surrender, a ten percent tax penalty of $677 would also apply. This example, however, does not take into account your ability to allocate some or all of your Purchase Payment to the Secure Account, which has an Index Interest Rate Floor of 0%, or to transfer some or all of your Contract Value to the Secure Account on a Contract Anniversary.

Commissioners
August 1, 2013
Page 3

    3. Please disclose the timing of the advance notice of annual cap rates for the coming Contract Year to be provided by the Company to Contract owners and that, in addition to providing rates for the coming Contract Year, such notice will remind Contract owners of their right to transfer funds between the Growth Account and the Secure Account and their right to exercise a bailout provision (if applicable).

Commissioners
August 1, 2013
Page 4

       RESPONSE:
       --------

       The Company has added the following disclosure requested by the Staff under the "Index Interest Rate Cap for the Secure Account" and "Index Interest Rate Cap for the Growth Account" sections on page 14 of the prospectus:

          We will forward advance written notice to you of the Index Interest Rate Cap at least fifteen days prior to the start of that Contract Year. The notice will also describe your right to transfer Contract Value between the Secure Account and the Growth Account and your right to exercise the Bailout Provision, if applicable.

       Outside counsel for the Company received additional oral comments from the Staff on July 26, 2013 regarding the Company's responses to above referenced Comments No. 1 and 2, which responses, along with the Company's response to the Comment No. 3 noted immediately above, were provided to the Staff informally on July 24, 2013. For the Staff's convenience, each additional oral comment received from the Staff on July 26th is set forth in full below, followed by the Company's response.

    1. With respect to the risk disclosure added to the cover page of the prospectus, including the numerical example, please use fewer defined terms and more plain English terms. Note that after the deduction of the surrender charge any negative MVA could reduce the amount available to the Contract owner even further. Identify the amount a Contract owner would have following surrender taking into account any applicable tax penalty. Lastly, confirm that the subject risk disclosure will appear on the cover page of the prospectus.

       RESPONSE:
       --------

       The Company has revised the subject disclosure as requested by the Staff and confirms that the subject disclosure will appear on the cover page of the prospectus. The revised disclosure reads as follows:

          Please note that you could lose significantly more than 10% of your investment in the Contract. For example, if you invested $10,000 in the Contract and allocated your investment to the Growth Account and the Index then declined by 10% or more in each of three consecutive years, your investment in the Contract at the end of the third year would be equal to $7,290. If you surrendered the Contract at the end of that third year, you would pay a Surrender Charge equal to 8% of your investment or $525 which would leave you with $6,765. That amount would be reduced further if a negative MVA applied. In addition, if you were age 59 1/2 or younger at the time of surrender, a ten percent tax penalty of $677 would apply and would reduce the amount you would have from the Contract to $6,088. This example, however, does not take into account your ability to allocate some or all of your initial investment to the Secure Account which has a floor that protects amounts allocated to that Account from declines in the Index. The example also does not take

Commissioners
August 1, 2013
Page 5

          into account your ability to transfer some or all of your investment to the Secure Account after the first and second year.

    2. Disclose that the bailout rate will be "prominently displayed" on the contract data pages. Also, with respect to the last sentence in the first paragraph under the "access to your money-Bailout Provision" section of the prospectus, please add comparable disclosure where appropriate in the prospectus, such as the "Risk Factors" section and section discussing transfers.

       RESPONSE:
       --------

       The Company has added disclosure noting that the bailout rate will be "prominently displayed" on the contract data pages in the definition of "Bailout Provision" in the "glossary" section and the second sentence of the first paragraph of the "access to your money-Bailout Provision" section of the prospectus. The Company has also added disclosure comparable to that set forth in the last sentence of the first paragraph under the "access to your money-Bailout Provision" section of the prospectus to the "highlights-Allocation Options," "highlights-Rebalancing/Reallocation," "highlights-Bailout Provision,"
       "highlights-Risk Factors," and "automatic rebalance program" sections of the prospectus.

       Outside counsel for the Company received additional oral comments from the Staff on July 30, 2013. For the Staff's convenience, each additional oral comment received from the Staff is set forth in full below, followed by the Company's response.

    1. Please confirm that the numerical example explaining the monetary effect of surrendering the Contract after successive years of down markets will be included on the first page of the cover pages to the prospectus.

       RESPONSE:
       --------

       The Company confirms that the numerical example explaining the monetary effect of surrendering the Contract after successive years of down markets will be included on the first page of the cover pages to the prospectus.

    2. The terms of the bailout feature included in the Allstate(TM) RightFit(SM) annuity contract issued by Allstate Life Insurance Company includes a waiver of any positive or negative market value adjustments. Please explain supplementally why the lack of a waiver of the MVA under the Contract's Bailout Provision is as favorable for Contract owners.

       RESPONSE:
       --------

       In response to the Staff comment, the Company has modified the Bailout Provision to include a waiver of the MVA as well as the Surrender Charge and has revised disclosure regarding the Bailout Provision under the "highlights-Bailout Provision" and "access to your money-Bailout Provision" sections of the prospectus to reflect that modification.

    3. Please confirm by way of disclosure in the prospectus that the contract data page is prominently displayed to Contract owners (i.e., attached to the cover page of the policy form).

Commissioners
August 1, 2013
Page 6

       RESPONSE:
       --------

       The Company has revised the definition of the Bailout Provision in the "glossary" section of the prospectus to confirm that the contract data page is attached to the front of the cover page of the Contract. The Company has also revised the second sentence in the paragraph under the "highlights-Bailout Provision" section and the second sentence in the first paragraph under the "access to your money-Bailout Provision" section of the prospectus to reflect the same.

    4. Under the heading "highlights-Bailout Provision" on page 7 of the prospectus, allude briefly to the possible negative tax consequences of withdrawals taken under the Bailout Provision and that a negative MVA may apply to such withdrawals, similar to the disclosures found under the heading "access to your money-Bailout Provision" on page 26 of the prospectus.

       RESPONSE:
       --------

       In response to the Staff comment, the Company modified the third sentence under the "highlights-Bailout Provision" section of the prospectus to reflect that the Bailout Provision allows an Owner to make a withdrawal of some or all of the Contract Value attributable to a Risk Control Account where the Bailout Provision has been triggered "without incurring any Surrender Charge and without the application of any MVA during the 30-day period following a Contract Anniversary." The Company also added the following as a new fourth sentence to the subject paragraph: "However, if you are 59 1/2 or younger at the time of such withdrawal, a 10% tax penalty may apply."

    5. Please clarify whether the first sentence in the second paragraph under the heading "access to your money-Bailout Provision" on page 26 of the prospectus applies to both tax-qualified and non-qualified contracts. If the sentence does not apply to non-qualified contracts, please explain the tax impact and/or consequences for non-qualified contracts under the Bailout Provision.

       RESPONSE:
       --------

       In response to the Staff comment, the Company has revised the second paragraph under the "access to your money-Bailout Provision" section of the prospectus to read as follows:

          WITHDRAWALS TAKEN UNDER THE BAILOUT PROVISION MAY HAVE TAX CONSEQUENCES. The tax treatment of a withdrawal under the Bailout Provision depends on whether the Contract is a Non-Qualified Contract or a Qualified Contract. Generally, for a withdrawal from a Non- Qualified Contract, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the Owner's investment in the Contract. If the Contract is a Qualified Contract, a portion of the withdrawal is taxable as ordinary income, based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. If taken prior to age 59 1/2, a withdrawal from either a Non-Qualified or a Qualified Contract may be subject to an additional 10% federal tax penalty. See

Commissioners
August 1, 2013
Page 7

          discussion of "Withdrawals" and "Penalty Tax on Certain
          Withdrawals" under "Federal Income Tax Matters."

    6. Under the "market value adjustment ("MVA")-Purpose of the MVA" section of the prospectus, please clarify in more plain English terms, how the MVA will reduce Contract Value or the amount available for withdrawal. Such clarified disclosure should be consistent with the disclosure regarding the MVA on page 26 of the prospectus.

       RESPONSE:
       --------

       In response to the Staff comment, the Company revised the last two sentences of the first paragraph under the "market value adjustment ("MVA")-Purpose of the MVA" section of the prospectus to read as follows:

          We will increase the amount you will be paid from a partial withdrawal by the amount of any positive MVA, and in the case of a surrender of the Contract, we will increase your Surrender Value by the amount of any positive MVA. Conversely, we will decrease the amount you will be paid from a partial withdrawal by the amount of any negative MVA, and in the case of a surrender of the Contract, we will decrease your Surrender Value by the amount of any negative MVA.

                                    * * * * *

       We believe that the Amendment is complete and together with this letter and the Response Letter respond to all Staff comments. We respectfully request that the Staff review these materials as soon as possible. Requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to August 2, 2013 or as soon as practicable thereafter.

       If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

                                                     Sincerely

                                                     /s/ Thomas E. Bisset
                                                     ---------------------------
                                                     Thomas E. Bisset

Enclosures
cc:    Michael Kosoff
       Deborah Skeens
       Kevin Thompson
       Ross Hansen
       Steve Roth
       Stephani Hildebrandt
       Naseem Nixon